ASCENT CAPITAL PARTNERS

5956 SHERRY LANE, 20TH FLOOR · DALLAS, TEXAS 75225

October 19, 2026

VIA EMAIL AND CERTIFIED MAIL

Board of Directors
Innventure, Inc.
6900 Tavistock Lakes Blvd, Suite 400
Orlando, Florida 32827

Re: Capital Allocation at Innventure, Inc. (NASDAQ: INV)

Dear Members of the Board:

On October 6, Innventure entered into an agreement to sell up to $60 million of its stock at the market. At today's price, that program sells the company for roughly ten cents on the dollar of what we calculate it is worth. The market understood at once: the shares fell from $0.57 to $0.27 the next day, October 7. In our view, every share sold through that program moves value, permanently, from the owners of this company to its overhead. We are writing to stop it.

Ascent Capital Partners (together with its affiliates, "we") beneficially owns 9,310,922 shares of Innventure, approximately 10.72% of the company. We bought more this month at the prices you propose to sell at. We have owned this company since its 2024 listing, and we are now among its largest outside owners. We are buying what you propose to sell because we have done the arithmetic you have not published.

Ascent and its managed accounts also hold interests in Accelsius directly: 485,577 units, including Series A Preferred, Class A Series 2, and Series B-2 units, and $2.5 million of the convertible notes Accelsius issued in 2025, which convert into Series A units at $12.175, about one third of the round price. Ascent intends to convert $1.75 million of the notes before they mature on December 31, 2026. We state these interests so that our proposals can be judged with them in view. Neither Ascent nor any account it manages will buy Accelsius units that Innventure sells, and Ascent will not exercise, or recommend that any client exercise, a right of first refusal or co-sale right over them.

In February we wrote this Board a hard letter. In May we wrote again, on the record, to credit the progress it had made and to stand down. That letter set out what would bring us back, and it set one standard for new capital: we expected Innventure to raise again, at pricing, terms and timing that serve shareholders. Since our February letter the stock has lost roughly 90% of its value, and since May the company has suspended its Accelsius guidance, continued to report substantial doubt about its ability to continue as a going concern, and remained on 13.5% debt. The September 21 cost reductions were the right direction. A $60 million program to sell stock at roughly a tenth of its value, opened two weeks later, fails the standard we set in May. We offered our confidence in public. We withdraw it in public.

The program cannot even deliver what it promises. With 250 million shares authorized and roughly 139 million outstanding or reserved, the company exhausts its authorized stock after about $30 million of sales at today's price. At that point it must ask its owners for permission to issue more. We will be there when it does.

THE ASSET THIS BOARD PROPOSES TO SELL

Innventure's value sits almost entirely in one company. Accelsius builds two-phase, direct-to-chip liquid cooling for the densest computing hardware of the coming generations. As processors draw more power per rack, heat has become a binding constraint on how fast artificial intelligence infrastructure can be built, and Accelsius sells one of the technologies designed to remove it.

In a Series B-1 financing completed on December 29, 2025, Johnson Controls and Legrand invested $65 million in Accelsius at $36.4877 per unit, a valuation near $665 million after the money. Johnson Controls and Legrand are two major suppliers of building and data center infrastructure. Innventure owns 42.1% of Accelsius and has lead controls on its vote. At the price those investors paid, that stake alone is worth roughly $280 million.

The disappointments of the past year are real, and we do not minimize them. The company suspended its Accelsius targets in August, and the stock fell 55% in a single session. Nothing in that disclosure retired the technology, the market's directional need for it, or the price at which strategic investors committed capital in December. In our view, Accelsius did not fail. Capital allocation at the parent did.

THE ARITHMETIC

We publish our method so that anyone, including this Board, can check it. Begin with Innventure's 42.1% interest in Accelsius at the December 2025 round price. Add our estimate of cash held at the parent. Deduct every senior claim the company itself reports: the $16.5 million WTI facility, $28.7 million of warrant liabilities at the company's own June 30 marks, and $1.8 million of Series B and Series C preferred stock. On the June 30 balance sheet, the result is a net asset value of approximately $2.91 per share. Two events since then lower it, and we count both. On October 14 the 2025 WTI warrants reset by their terms to the recent trading price, which turns $3 million of coverage into roughly ten million shares for a penny each, and the 2025 Accelsius notes may convert at about one third of the round price. After both, we estimate net asset value at about $2.53 per share, more than nine times today's price, before any credit for AeroFlexx, for Refinity, or for the round Accelsius will eventually raise. At a $1.0 billion pre-money round with a measured secondary sale, the same arithmetic yields roughly $3.90 per share.

The market values the entire company at about $23 million. We believe the gap between that number and the asset reflects a judgment about this Board: that it will spend, dilute and borrow the asset away before its owners see any of it. Until October 6, that judgment was a fear. The at-the-market program made it a plan.

THE RECORD

The company consumed $59.5 million of operating cash in the first half of 2026, more than two and a half times what the market now says the entire company is worth. General and administrative expense, as reported and including stock-based compensation and amortization, was $66.7 million in 2025, nearly three times today's market capitalization. The parent has financed itself with 13.5% debt carrying warrants, and the value of those warrants rose from $13.1 million at the start of this year to $15.5 million at June 30, and since then the stock has fallen more than 90% while those claims stand. The lender's position improved while the owners' collapsed.

The October 6 prospectus also discloses a cost the Board has not quantified. As we read the disclosure, the WTI warrants allow the lender to reprice them to the lowest price paid in any equity financing of $10 million or more, and the company states that it may not obtain a waiver for this program. A stock sale at $0.27 may therefore do more than dilute shareholders at a fraction of value. It may also hand the company's lender a cheaper claim on what remains. At $0.27, the 2024 warrants' $10 million of coverage would become about 37 million shares, a claim on any recovery that would belong to the lender rather than to you.

We recognize what changed on September 21. Two directors departed, the Board became smaller and more independent, Michael Madon joined as an independent director, and Eric Stober was named Chief Financial Officer. Management set a target of approximately $3.2 million in quarterly parent-level cash costs by year end, against $7.5 million at the start of 2026. We welcome all of it. A reconstituted Board has an opportunity its predecessor did not take: to adopt a capital program that protects the asset, and to call that program its own. Two weeks after its reconstitution, this Board chose to authorize the sale of stock at a fraction of what we calculate it is worth. It is not too late for its next decision to be the right one.

FIVE ACTIONS

First, do not sell below value. Adopt a binding, disclosed floor: no parent share issuance below a Board-published net asset value per share. Keep the at-the-market program; near asset value it is a legitimate tool and we would support it. At $0.27 we believe it is a wealth transfer from the shareholders you serve to the overhead you employ. Publish your methodology alongside the floor. We will publish ours beside it, and any reasonable difference between the two is a conversation we welcome.

Second, fund Accelsius at Accelsius. The next round belongs at the subsidiary, led by strategic investors and sequenced behind the validation milestones management itself has named. Innventure has lead controls on the Accelsius vote. If these terms are not set, there is no one else to blame.

Third, monetize a measured slice: up to approximately ten percent of the Accelsius units, sold into that round at the round price. At a $1.0 billion pre-money valuation, that is roughly $42 million of cash, a retained stake near 34%, and continued control. Begin with AeroFlexx. Whatever a sale of the AeroFlexx stake can realistically raise should reduce, dollar for dollar, the Accelsius units sold, so that the company parts with no more of its most valuable asset than it must. The company's own August 19 release lists the monetization of assets among the funding alternatives under evaluation. We are asking the Board to exercise its own option at a disciplined price inside a priced round, rather than at $0.27 through the market.

Fourth, repair the parent. Retire the 13.5% WTI facility, about $16.5 million, which releases $5 million of restricted cash, and resolve the WTI warrants in the same transaction, by waiver or settlement, so that repaying the loan actually ends the lender's claim on the equity. Then return $20 million through a Dutch auction tender. On our estimates, every dollar tendered below net asset value makes every remaining holder, management included, wealthier. We have looked hard for the constituent who loses in that transaction and have not found one.

Fifth, let your owners vote. Submit this program, or at minimum the net asset value floor, to a shareholder vote at a special meeting, and commit to implement what they approve, supported by a capital allocation committee with a published net asset value methodology and overhead held at the caretaker level you announced on September 21, with quarterly disclosure against that target. If this Board concludes it cannot execute such a program, it should run a strategic alternatives process and sell the Accelsius stake, or the company, to owners who can. An asset worth roughly $280 million at its last round price, inside a $23 million wrapper, is not a strategy. It is a standstill with expenses.

WHAT WE ARE NOT ASKING FOR

We are not asking for board seats, and we will not nominate directors or solicit proxies. We are not asking for a special dividend, a sale of the company at today's price, or any arrangement that benefits Ascent ahead of other holders. Every action above treats every share alike. Management and directors own meaningful stakes in Innventure and Accelsius, and everything we propose makes you wealthier alongside the shareholders you serve. Adopt the plan, improve it, or explain to your owners, in writing and for a third time, why dilution at these prices was the better idea.

WHAT HAPPENS NEXT

We offered this company our capital. We offered our work. In May, we offered our public confidence. The work is now public and the offer of partnership stands, but the timeline does not. We are available to meet with the Board, or any committee of it, at any time before November 9, 2026, fifteen business days after publication, counting days on which the Nasdaq Stock Market is open for trading. If by 5:00 p.m. Eastern Time on that date the Board has not publicly announced a commitment to a net asset value floor and a formal capital allocation review, we intend to demand books and records under Section 220 of the Delaware General Corporation Law concerning the decision to issue stock at these prices; to publish, weekly, a net asset value scoreboard so every holder can track the gap between what the company owns and what it does with it; and to place the question before shareholders ourselves, through a Rule 14a-8 proposal on the company's own proxy. If the Board has still not acted by the annual meeting, Ascent intends to withhold its own votes from the directors standing for election, and to say publicly why. Directors who allow stock to be sold at what we calculate is roughly ten cents on the dollar should expect to answer for that decision at that meeting.

We would prefer to do this with you. We are prepared to do it without you. The choice, as it was in February and in May, belongs to the Board. What has changed is that we are finished waiting for it to be made.

Respectfully submitted,

/s/ Jonathan Loeffler
Jonathan Loeffler
Managing Director, Ascent Capital Partners
On behalf of Ascent Capital Partners, Ascent X Innventure
(collectively with its affiliates)